UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-129697

CENTURY ALUMINUM OF WEST VIRGINIA, INC./UNITED STEELWORKERS OF AMERICA SAVINGS PLAN
(Exact name of registrant as specified in its charter)
c/o Century Aluminum Company 2511 Garden Road, Bldg. A, Suite 200 Monterey, CA 93940 (831) 642-9300
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Plan interests in the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the "Plan") and
Century Aluminum Company Common Stock, $0.01 par value per share, purchsable pursuant to the Plan

(Title of each class of securities covered by this Form)
None*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an S in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

        Approximate number of holders of record as of the certification or notice date:  None*

*Plan contributions may no longer be invested in Century Aluminum Company common stock and therefore Plan interests are exempt from registration. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Act”), including on Form 11-K.  Century Aluminum Company’s common stock, $0.01 par value per share, and preferred stock purchase rights continue to be registered pursuant to Section 12(b) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	Century Aluminum Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan

Date:	January 27, 2011	By:	/s/ William J. Leatherberry
		Name:	William J. Leatherberry
		Title:	Plan Administrator
Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.